Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321)

pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

Aquila Tax- Free Trust of Arizona	Aquila Narragansett (RI) Tax-Free Income Fund
Aquila Tax-Free Fund of Colorado	Aquila Tax-Free Trust of Oregon
Aquila Churchill Tax- Free Fund of Kentucky	Aquila Tax-Free Fund For Utah

Your Vote Matters — Please Vote Today!

Dear Shareholder:

We are writing to ask for your assistance in voting your proxy in connection with the Aquila Municipal Trust Funds’ (the “Funds”) upcoming Special Meeting of Shareholders. As of today, we have not yet received your vote. Your vote is very important!

If the proposal is not approved by shareholders, the Board of Trustees of Aquila Municipal Trust will need to consider other options, including the liquidation and termination of the Funds.

Voting your shares is easy.   Please call our proxy solicitor, Morrow Sodali Fund Solutions

 Monday through Friday, between 10:00 am and 8:00 pm ET.

1-888-619-5802

Please have your reference number ready and they will assist you in casting your vote.

REFERENCE NUMBER(S):

Thank you in advance for making your voice heard.

Best regards,

Diana P. Herrmann

President

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.

Aquila IA